Exhibit 99

TXU ELECTRIC DELIVERY COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended September 30, 2005
(millions of dollars)
Operating revenues:
Affiliated	$1,318
Nonaffiliated	1,039

Total operating revenues	2,357
Operating expenses:
Operation and maintenance	801
Depreciation and amortization	437
Income taxes	144
Taxes, other than income	383

Total operating expenses	1,765

Operating income	592

Other income and deductions:
Other income	6
Other deductions	43
Nonoperating income taxes	7

Interest income	58

Interest expense and related charges	270

Income before cumulative effect of change in accounting principle	336

Cumulative effect of change in accounting principle, net of tax	2

Net income	$338